

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 12, 2016

Via E-Mail
Dennis M. Oates
Chief Executive Officer
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA 15017

> **Re:** **Universal Stainless & Alloy Products, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 16, 2016**
> **File No. 333-212064**

Dear Mr. Oates:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee table

1. We note the reference to "other securities" in footnote one, the prospectus cover page and pages six, 13 and 14. Please clarify that by "other securities" you are referring to other securities registered in this offering.

2. You state in the third and fourth footnotes that purchase contracts and purchase units may include debt securities of third parties, an index or indices thereof or any combination thereof. Please note that even if you have an exemption available for the offer and sale of securities of third parties or an index or indices, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in the registration statement. Please see our Securities Act Sections C&DI paragraph 203.03 and the Staff's no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you do not wish to offer third party securities, an index

or indices, underlying any purchase contracts or purchase units, please remove these references from the prospectus and the legal opinion.

3. Please confirm to us whether the securities that may underlie the warrants, purchase contracts, purchase units and depositary shares are also covered by this registration statement.

Description of Debt Securities, page 4

4. The statement in the third paragraph, "and not this description" implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise your disclosure to remove this statement.

Description of Other Securities, page 12

5. Please describe the general nature of terms that may be contained in the warrants, purchase contracts, purchase units and depositary shares, and clarify that detailed information about the specific terms of these securities would be determined and described in a prospectus supplement at the time of a take down. See Item 202 of Regulation S-K and Item 9 of Form S-3.

Legal Opinion, Exhibit 5.1

6. Please have counsel revise the legal opinion so that the descriptions of purchase units and depositary shares in section seven on page one and section five on page three of the legal opinion are consistent with the descriptions of these securities in the fee table and related notes and other disclosures in the registration statement.

7. Please have counsel revise paragraph five on page three to opine that depositary shares will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement and the American Depositary Receipts. For guidance, refer to Section II.B.1.d of Staff legal Bulletin No. 19.

8. Please have counsel revise section eight on page four of its legal opinion to opine, if true, that issuable securities will also constitute valid and binding obligations of the Company or explain to us why counsel is not required to do so since debt securities, warrants, depositary shares, purchase contracts and units may be issuable securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dennis M. Oates
Universal Stainless & Alloy Products, Inc.
July 12, 2016
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Via E-Mail
Cc: Jeffrey W. Acre, Esq.